February 28, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:	Forward Funds
File Nos. 033-48940/811-06722
Form N-1A Post Effective Amendment No. 81

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 81 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 81 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”).

The Amendment is being filed solely to register Class M shares of the Forward Frontier MarketStrat Fund, Forward International Dividend Fund, Forward International Real Estate Fund and the Forward Strategic Realty Fund (to be renamed the Forward Real Estate Long/Short Fund effective May 1, 2011) (collectively, the “Funds”), each an existing series of the Trust. The Amendment contains one Prospectus and one Statement of Additional Information (“SAI”), each applicable only to Class M shares of the Funds. It is proposed that the Amendment will become effective on May 1, 2011.

The Trust intends to incorporate the Prospectus and SAI contained in the Amendment into the combined prospectus (applicable to Class A, Class B, Class C and Class M shares of each series of the Trust offering such share classes) and combined statement of additional information (applicable to Investor Class, Institutional Class, Class A, Class B, Class C, Class M and Class Z shares of each series of the Trust), respectively, when the Trust makes its definitive annual registration statement update filing pursuant to Rule 485(b) under the 1933 Act on or about April 30, 2011 (see Trust’s preliminary annual registration statement update filing (Post-Effective Amendment No. 80) made pursuant to Rule 485(a) under the 1933 Act on February 8, 2011 (SEC Accession No. 0001193125-11-027457)). As a result, the definitive 485(b) filing for the Amendment will be incorporated into and combined with the definitive 485(b) filing for the Trust’s annual registration statement update.

Please contact David T. Buhler at (720) 917-0864 with any questions or comments.

Sincerely,

/s/ David T. Buhler
David T. Buhler, Esq.

cc:	Judy M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds
Douglas P. Dick, Dechert LLP
Kenneth R. Earley, Dechert LLP

Attachment